UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34955

Anchor BanCorp Wisconsin Inc.

(Exact name of registrant as specified in its charter)

25 West Main Street, Madison, Wisconsin 53703

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*	Effective on May 1, 2016, Anchor BanCorp Wisconsin Inc., a Delaware corporation (the “Registrant”), merged with and into Old National Bancorp, an Indiana corporation (“Old National”), with Old National as the surviving corporation. Accordingly, as of the date hereof, there are no holders of record of common stock of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, Old National Bancorp, as successor to the Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OLD NATIONAL BANCORP, as successor to Anchor BanCorp Wisconsin Inc.

Date:	May 9, 2016	By	/s/ Jeffrey L. Knight
Jeffrey L. Knight EVP, Chief Legal Counsel, and Corporate Secretary